Proposal 1 has passed

Final Proxy Results - Mercury Large Cap Growth Fund
1st Meeting Date: April 4, 2003

Record Date: January 31, 2003
As of: April 4, 2003

			Units Voted
		Votes Needed:
		50% + 1 of				Total Units
All Classes	Outstanding Shares	Outstanding Shares	For	Against	Abstain	Voted
1) Reorganization between Mercury Large Cap Growth Fund and ML Large Cap Growth Fund	181,370	90,686	105,334	0	3,356	108,690

Voting Requirements:
The Quorum consists one-third of the shares entitled to vote at the Meeting.

Proposal 1 requires the affirmative vote of stockholders representing a majority of the outsanding shares entitled to vote thereon.